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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of l934

                         (Amendment No.      1       )*
                                        -------------




                             Excel Industries, Inc.
  ---------------------------------------------------------------------------
                               (Name of Issuer)



                         Common Stock, no par value
  ---------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 300657 10 3
  ---------------------------------------------------------------------------
                               (CUSIP Number)





        Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         THIS SCHEDULE 13G IS RESTATED IN ITS ENTIRETY PURSUANT TO RULE 101 OF REGULATION S-T. THE EFFECTED PORTIONS REQUIRING AMENDMENT ARE IN ITEM 4 AND THE EXHIBIT.





                                                               Page 1 of 6 Pages
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CUSIP No.    300657 10 3              13G
         -----------------

- -----------------------------------------------------------------------------
1)       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons


         CIGNA Corporation
         06-1059331

- -----------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                          (a)
                                                                          (b)
- -----------------------------------------------------------------------------
3)       SEC Use Only



- -----------------------------------------------------------------------------
4)       Citizenship or Place of Organization


         Delaware

- -----------------------------------------------------------------------------

                    (5)  Sole Voting Power                       0

                    ---------------------------------------------------------
Number of
Shares              (6)  Shared Voting Power                821,535
Beneficially
Owned               ---------------------------------------------------------
by Each
Reporting           (7)  Sole Dispositive Power                  0
Person
With                ---------------------------------------------------------

                    (8)  Shared Dispositive Power           821,535

- -----------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

            821,535


- -----------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                                                                          ( )

- -----------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9

              7.2%


- -----------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

         HC, CO

- -----------------------------------------------------------------------------





                                                               Page 2 of 6 Pages
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                                      13G


                                   ITEM 1(a)

Name of Issuer: Excel Industries, Inc.
                -------------------------------------------------------------

                                   ITEM 1(b)

Address of Issuer's Principal Executive Offices:

           1120 North Main Street, Elkhart, IN  46514
- -----------------------------------------------------------------------------

                                   ITEM 2(a)

Name of Person Filing:   CIGNA Corporation
                       ------------------------------------------------------

                                   ITEM 2(b)

Address of Principal Business Office or, if none, Residence:

     One Liberty Place, Philadelphia, PA   19192
- -----------------------------------------------------------------------------

                                   ITEM 2(c)

Citizenship:   Delaware
             ----------------------------------------------------------------

                                   ITEM 2(d)

Title of Class of Securities:     Common Stock, no par value
                              -----------------------------------------------

                                   ITEM 2(e)

CUSIP Number:   300657 10 3
              ---------------------------------------------------------------

                                     ITEM 3

If this statement is filed pursuant to Rules l3d-l(b), or 13d-2(b), check whether the person filing is a:
         (a) [ ] Broker or Dealer registered under Section 15 of the Act

         (b) [ ] Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

         (g) [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
                                                               Page 3 of 6 Pages
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                                      13G


                                     ITEM 4

Ownership.

   The following ownership information is provided as of December 31, 1993. 820,238 of the shares of Common Stock reported below are not currently outstanding but may be acquired by conversion of the 10.00% Convertible Subordinated Notes due December 1, 2000 of Excel Industries, Inc. ("Notes") which are beneficially owned by the reporting person.

   (a)    Amount Beneficially Owned:

                 821,535
          ----------------------------------------------------------------

   (b)    Percent of Class:

                 7.2%
          ----------------------------------------------------------------

   (c)    Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote                 0
                                                         -----------------------
          (ii)  shared power to vote or to direct the vote            821,535*
                                                           ---------------------
          (iii) sole power to dispose or to direct the disposition of    0
                                                                      ----------
          (iv)  shared power to dispose or to direct the disposition of 821,535*
                                                                        --------
               *See attached Exhibit


                                     ITEM 5

Ownership of Five Percent or Less of a Class.

              Not Applicable


                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

              See attached Exhibit


                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              See attached Exhibit


                                     ITEM 8

Identification and Classification of Members of the Group.

              Not Applicable


                                     ITEM 9

Notice of Dissolution of Group.

              Not Applicable
                                                               Page 4 of 6 Pages

                                      13G


                                    ITEM 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 8, 1994
- -------------------------------------------------------------------------------
Date


/s/  David C. Kopp
- --------------------------------------------------------------------------------
Signature


David C. Kopp, Assistant Corporate Secretary
- -------------------------------------------------------------------------------
Name/Title





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